

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 13, 2016

Douglas J. May
SVP, General Counsel, Compliance and Ethics Officer and Assistant Secretary
Magellan GP, LLC
Magellan Midstream Partners, L.P.
One Williams Center
Tulsa, OK 74172

> **Re: Magellan Midstream Partners, L.P.**
> **Registration Statement on Form S-3**
> **Filed December 8, 2016**
> **File No. 333-214963**

Dear Mr. May:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources